UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2016

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

24 West 40th Street, 8th Floor

New York, NY 10018

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

On October 13, 2016, the Board of Directors (the “Board”) of Akari Therapeutics, Plc (the “Company”) appointed Robert Ward to the Board, effective as of October 13, 2016, as a Class A director until the 2017 annual meeting of the Company’s shareholders and until his successor is duly elected and qualified, or until his earlier resignation, retirement, removal or death. The Board also appointed Mr. Ward as Chairman of the Nominating and Governance Committee. There are no arrangements or understandings between the Company and any other person pursuant to which Mr. Ward was appointed as a director, nor are there any transactions between Mr. Ward and the Company in which he has a direct or indirect material interest that the Company is required to report pursuant to the rules and regulations of the Securities and Exchange Commission.

Robert E. Ward has served as President and Chief Executive Officer and a member of the Board of Directors of Radius Health, Inc. (NasdaqGM: RDUS) since December 2013. Prior to joining Radius, Mr. Ward was Vice President for Strategy and External Alliances for the New Opportunities iMed of AstraZeneca, a biopharmaceutical company, from 2011 to 2013. In addition, he served as Co-Chair of the Joint Development Committees in Astra Zeneca's drug development partnerships with Alcon and Galderma. Prior to AstraZeneca, from 2010 to 2011, Mr. Ward was the Managing Director of Harriman Biopartners, LLC, a biopharmaceutical company, and from 2006 to 2010 he was the Vice President of Corporate Development for NPS Pharmaceuticals, a pharmaceutical company. Mr. Ward received a B.A. in Biology and a B.S. in Physiological Psychology, both from the University of California, Santa Barbara; an M.S. in Management from the New Jersey Institute of Technology; and an M.A. in Immunology from The Johns Hopkins University School of Medicine.

In connection with his appointment, Mr. Ward shall be entitled to receive (i) cash fees of $36,000 per year for his service on the Board and $10,000 per year for his service as chairman of the Nominating Committee, and (ii) an initial grant of a ten-year stock option to purchase 1,300,000 ordinary shares of the Company (equivalent to 13,000 American Depositary Shares (“ADS”) at an exercise price of $0.080621 per share (or $8.0621 per ADS), which option shall vest over three years in three equal installments on the dates of the annual general meeting of shareholders (“AGM”) following the date of grant beginning on the first AGM following the date of grant, subject to continued service on the Board.

In addition, on October 13, 2016, Mark Cohen notified the Company that he would voluntarily resign from the Board and the Nominating and Governance Committee and the Compensation Committee of the Board, effective as of October 13, 2016, in order to serve as outside counsel to the Company on US intellectual property matters. Mr. Cohen’s resignation was not the result of any dispute or disagreement between Mr. Cohen and the Company on any matter relating to its operations, policies or practices. In connection with Mr. Cohen’s resignation, the Company and Mr. Cohen agreed that Mr. Cohen’s (i) outstanding unvested stock options from November 25, 2015 and June 29, 2016 in the amounts of 1,028,722 and 1,300,000 ordinary shares, respectively, shall be fully vested as of October 13, 2016, and (ii) vested options (including those whose vesting accelerated pursuant to the preceding clause) shall continue to be exercisable for a period ending on the earlier of (1) 10 years following the respective dates of grant of such options, or (2) three months following the Company’s 2018 AGM. In addition, the Company agreed to (i) grant Mr. Cohen an additional option to purchase 1,300,000 fully vested ordinary shares (equivalent to 13,000 ADS) at an exercise price of $0.080621 per share (or $8.0621 per ADS) and which can be exercised until three months following the 2018 AGM, and (ii) pay Mr. Cohen, in quarterly installments, $45,750 for the balance of director fees that he would have earned through the 2017 AGM and an additional $61,000 that he would have earned in director fees from the 2017 AGM to the 2018 AGM.

In addition, on October 13, the Board appointed David Byrne, who was elected to the Board at the 2016 AGM, to the Compensation Committee. Mr. Byrne also serves on the Audit Committee.

The information contained in this report (including the exhibit hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form S-3, File No. 333-207443.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Robert M. Shaw
Name:	Robert M. Shaw
Title:	General Counsel & Secretary

Date: October 14, 2016